OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MAGNABID, INC.

9735 Wilshire Blvd,
Unit 123
Beverly Hills, CA 90212

www.magnabid.com

28571 shares of Class A Non Voting Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,081,735 shares of Class A Non-Voting Stock ($378,607.25)

Minimum 28,571 shares of Class A Non-Voting Stock ($9,999.85)

Company	Magnabid, Inc.
Corporate Address	9735 Wilshire Blvd. Unit #123 Beverly Hills, CA 90212
Description of Business	An online marketplace connecting doctors and patients
Type of Security Offered	Shares of Class A Non-Voting Stock
Purchase Price of Security Offered	$0.35
Minimum Investment Amount (per investor)	$350

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Magnabid currently focuses on the medical and cosmetic market in Los Angeles with plans to grow nationally and globally. At Magnabid, doctors can create deals for the medical procedures they offer and patients can place a bid for the same category of services, with their desired price and location and if there is a match between the two parties, we introduce them in exchange for charging the doctor a relatively small monthly fee for the lead's information. We recently launched our public beta website and are in the process of improving our website and developing our mobile app. To date we have a database of 53 doctors and we are actively working on acquiring more healthcare professionals. Our patients are deal-hunters who are interested in cosmetic and medical procedures. Using our platform, they have the ability to choose their desired price for a procedure and either get matched with a doctor's officer or save their bid in a Wish List for doctors to match with in the future. We do not have any concerns about liabilities since we are strictly a lead-generation business and do not partake in buying and selling of medical services or recommending doctors. Our main competitor is ZendyHealth.com; we are fundamentally different from ZendyHealth in that they charge the patient the full price of their bid once they find a matching doctor and before the patient can know or research anything about that doctor. On the other hand, we charge doctors a relatively small monthly fee (our introductory fee is $100/month) for matching patients' bids to their offers in our database. Our services are always free for the patients.

The team

Officers and directors

Dr. Anita Sabeti	President
Ben Mansouri	CTO, Treasurer
Pez Zarifian	CEO, CFO, Chairman of the Board, Secretary

Dr. Anita Sabeti
Dr. Anita Sabeti has been Magnabid's president and Medical director since Inception. She is a prestigious, board-certified pediatrician and prior to joining Magnabid, Anita was president of Luminix- Teen Skin Centers where Laser Technologies was used to help countless teenagers with skin problems. She is an attending at Cedars Sinai Medical Center and worked as voluntary attending at Women's and Children's Hospital, Los Angeles. Anita is a graduate of LAC-USC pediatric residency program. Positions and offices held within the past three years: - Luminix Teen Skin Center, President, 2012-President - Best Care Pediatrics, President, 2005-Present

Ben Mansouri
Ben Mansouri is Magnabid's full-time CTO and Treasurer since Inception and is a technology veteran with over 25 years of experience in developing software solutions for a wide range of companies. Prior to Magnabid, Ben has managed several software consulting companies and he has run Business Intelligence teams for companies such as SlickDeals, VCA, PeopleMedia. Ben pioneered PC software engineering programs in Iran and was named one of the best CTOs under 30. Positions and offices held within the past three years: - Synergy Technology, CTO, 2011-President

Pez Zarifian
Pez Zarifian is Magnabid's CEO and Diretor since Inception and a systems engineer at NASA's Jet Propulsion Laboratory (JPL). He has led a number of highly complex

software development projects at JPL and other companies. While working at JPL, Pez orchestrated a small team to develop a prototype for a programmable educational robot for kids, called Quiby. Before joining JPL, Pez worked at University of Southern California's (USC's) Information Sciences Institute (ISI) , where he contributed to a number of technical projects. Pez is a USC graduate at Viterbi School of Engineering. Positions and offices held within the past three years: - Trapezoid Inc., CEO, 2016-Present

Number of Employees: 4

Related party transactions

From time-to-time the Company's founders provide working capital through advances. These advances are meant to be short term, due on demand, and carry no interest. As of December 31, 2016 and 2015, the related party payables are carried on the accompanying balance sheets.

RISK FACTORS

These are the principal risks that related to the company and its business:

- 1. The cost of marketing MagnaBid to doctors and doctors' offers to patients could become a barrier to building a significant profit margin. This is a risk because we are marketing both to doctors and to patients and cost of marketing is our biggest expense.
- 2. The cash-based marketplace could quickly become saturated with competitors. This is a risk because in the past years the cost of insurance deductibles and premiums have been increasing and we believe that for this reason there will be a significant shift towards direct-pay model. This is the reason why we believe that MagnaBid will have a sizable market but for this reason we could also have competitors.
- 3 An unlikely revolutionary replacement for the Obama Administration's health care law, could discourage patients from favoring the cash-based offers from doctors. This is a risk because if the cost of deductibles and premiums are reduced, then patients will prefer to use their insurance service instead of directly paying doctors for their medical procedures.
- 4. Lack of support from Angel Investors for seed round could delay the process of bootstrapping the business to the next round. This is a risk because our progress could get stalled due to lack of funding which could adversely affect MagnaBid's growth.
- 5. We may not be able to generate enough traction during our seed round to attract series-A investors. This is a risk because there is some uncertainty in the cost of marketing to doctors and patients. If this cost is higher than anticipated, our funding from this round will be stretched thin and we may not be able to create the traction that will attract investors in the following rounds of fundraising.
- 6. We may not be able to increase conversion rates with rising traffic and have a

slower growth than anticipated. This is a risk because conversion rate is a very unpredictable rate and many variables can contribute to the rise and fall of this rate.

- 7. Our competitor's business model for charging the patient a referral fee vs. our business model which charges the doctor a monthly fee for referring them to patients, could become favorable among our customer base: the doctors. This is a risk because even though patients do not like being charged a deposit to be matched with a doctor (our competitor's model), doctors like the idea of patient paying a deposit because that way they are obligated to book an appointment. MagnaBid does not charge patients any fees. We only charge the doctors a relatively small monthly fee to match them with patients. Each patient matched is not obligated to go to the doctor however both the patient and the doctor will have each others contact information so either party can contact the other to follow up on the bid-offer match.
- 8. Our failure to attract and retain other high-quality personnel in the future, could harm our business. This is a risk because, if our funding is limited in the future, we may not be able to attract high quality individuals, e.g. doctor recruiters, due to their higher salary demands.
- 9. The valuation of the company is set internally, if valuation of the company is lower than current valuation on next rounds of financing, then value of current stocks would be greatly diminished. This is a risk because by diminishing the value of current stocks we could lose future support of investors from this round of fundraising.
- 10. Our aim is to become the first true medical marketplace in USA. If a near-future competitor starts in other states, then we will have to follow their footsteps and won't be the first in market. This is a risk because we believe that MagnaBid's major advantage is being "a first" - if we have to follow another business that is duplicating our business model, then we will have a hard time capturing the percentage of the direct-pay market that we are hoping to capture.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Anita Sabeti, 21.5% ownership, Common Stock
- Ben Mansouri, 60.5% ownership, Common Stock

Classes of securities

- Class A Non Voting Stock: 346,836

All Authorized stock:

The total number of shares of all classes of stock that the Corporation has authority to issue is 11,428,572 consisting of (A) 10,000,000 shares of the Corporation's common stock ("Common Stock"), and (B) 1,428,572 shares of "Class A Non Voting Stock". As of Feb. 1, 2017, there are currently 10,000,000 shares of common stock issued and 346,836 shares of Class A Non Voting Stock issued.

Through this campaign we are offering:

Class A Non Voting Stock. The following rights, powers and privileges, and restrictions, qualifications, and limitations shall apply to the Class A Non Voting Stock.

1. Same Rights as Common Stock. Except with respect to voting rights and as specifically provided in this Section, holders of the Class A Non Voting Stock shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the Common Stock.
2. **No Voting Rights.** Except as required by the Delaware General Corporation Law, Class A Non Voting Stock shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation, pursuant to these Bylaws.
3. **Dividends.**
    - The holders of the Class A Non Voting Stock shall be entitled to receive such dividends if any, as may be declared from time to time by the Board of Directors.
    - Notwithstanding Section (A) above, no dividend will be paid or authorized and set apart for payment on any Class A Non Voting Stock for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on the Common Stock.
4. **Distributions.** The holders of the Common Stock and the Class A Non Voting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets.
5. **Issuance.** Class A Non Voting Stock may be issued from time to time on such terms and for such consideration, as shall be determined by the Board of Directors.

- Common Stock: 10,000,000

All Authorized stock:

The total number of shares of all classes of stock that the Corporation has authority to issue is 11,428,572 consisting of (A) 10,000,000 shares of the Corporation's common stock ("Common Stock"), and (B) 1,428,572 shares of "Class A Non Voting Stock". As of Feb. 1, 2017, there are currently 10,000,000 shares of common stock issued and 346,836 shares of Class A Non Voting Stock issued.

Common Stock. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the unanimous written consent of the Board of Directors pursuant to Appendix A, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
2. **Dividends.** The holders of the Common Stock shall be entitled to receive such dividends if any, as may be declared from time to time by the Board of Directors.
3. **Distributions.** The holders of the Common Stock and the Class A Non Voting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Stock and Class A Non Voting Stock held by each, with each share being proportionally equal in relation to the sum of the two classes.
4. **Issuance.** Common Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

What it means to be a Minority Holder

A minority shareholder owns less than half of a company. As a result, if a dispute arises over the sale or distribution of assets, or another issue requiring shareholder votes, a minority shareholder doesn't have voting strength on his/her own.

The class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the Founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of the Class A Non Voting Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Magnabid may, at its sole and absolute discretion, choose to issue additional Class A Non Voting Shares on such terms as the Company may decide, including but not limited to, employees, independent contractors, and other service providers. This may lead to dilution.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years ending December 31, 2016 and 2015 can be found in our financial statement attached.

Financial Condition

The Company generates revenue by charging health care providers a monthly fee to connect them with patient bids matched with their offers. We plan to charge the healthcare providers an introductory fee of $100/month. We reserve the right to increase this fee in the future.

Since our technology was in development mode, we did not generate any revenue till now.

Results of Operations

Year ended December 31, 2016 compared to year ended December 31, 2015. Our company was incorporated on November 20th, 2015. As such, our financial statement for the year ending December 31, 2015 reflects the period between the date of incorporation and the end of the fiscal year. For both year ending December 31, 2015, and year ending December 31, 2016, the Company did not have any revenue, cost of sales, or gross margins. The total of expenses for the year ending December 31, 2015 was $2,810 and the total of expenses for the year ending December 31, 2016 was $11,207 (see "Expenses"). To date we have spent $54,503.92 of the $114,109.04 raised during our last round ($121,392.60 raised minus $7,283.56 StartEngine fees). Below is the breakdown for these expenses.

26% Technology improvement

20% Debt to Founder for previous expenses

16% Miscellaneous

15% MGMA Event

11% Lawyers

10% Travel

2% Dining and cost of holding meetings

Financial Milestones

- November 2015 (company launched) - March 2017: Initial funding by Founders for development of website and sign-up of Beta users
- March 2017 - April 2017: pre-seed fundraising through StartEngine.com
- December 2017 - March 2018: seed fundraising through StartEngine.com
- July 2018 - Revenue generation begins, and seed round fundraising campaign begins
- April 2019 - Series A fundraising campaign begins
- April 2020 - MagnaBid aims to show profit to investors

Results of your previous (pre-seed) StartEngine raise:

Using the proceeds from our last raise we started a marketing campaign to sign up more doctors into our network. To date we have 53 doctors in our network who are actively posting deals and using Magnabid to connect with new patients. We have also used the proceeds from our last raise to further develop and improve our website as well as a mobile app for patients. Additionally a portion of the proceeds was spent on professional services such as lawyers, accountants, etc. in further develop the executive functions of our business.

Liquidity and Capital Resources

Liquidity and Capital Resources

Since its inception in 2015, the Founders contributed a total of approximately $50,000 to the Company. This fund was spent on technology development, marketing, and professional services. Concurrent with this offering, the Company reserves the right to raise up to an additional $500 thousand through a private placement of its Class A Non Voting Stock pursuant to Rule 506(c) under the Securities Act. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from the this offering will enable it to fund operations through December 2018, when, based on current assumptions, revenue generation and seed round fundraising campaign begins. The company currently has a total of $59,301.64 liquid assets which is the remaining amount from its last round of fundraising.

Expenses

The Company's expenses consist of, among other things, marketing expenses, fees for professional services, and development of our technology. The majority of our expenses in 2015 was due to development of our website's front end and professional services for setting up our company. The majority of our expenses in 2016 was due to development of our website's backend, marketing tests, and additional legal services . We expect that the majority of our expenses in 2017 will be due to marketing, client relations, and acquiring new users, as well as further development of our technology and addition of functionalities to our site.

In case we exhaust the funding generated through this round of fundraising. we will consider another round of fundraising or a bank loan.

Revenue

We have not had any revenues to date. We are planning to offer free trials to the healthcare professionals that we sign on. Therefore, we do not expect to have any revenues for the first two quarters of fiscal year 2017.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-08-23, Title III - Regulation Crowdfunding, 346836 Class A Non Voting Stock. Use of proceeds: Technology development, Doctor Marketing

Valuation

$3,621,392.60

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the CEO and management of Magnabid as to what a fair value would be.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$378,607.25
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$22,716.44
Net Proceeds	$9,400	$355,890.82
Use of Net Proceeds:		
Doctor Acquisition	$1,447	$106,767.24
Patient Acquisition	$4,737	$135,238.51
Improving Technology	$711	$35,589.08
Professional Services	$1,184	$35,589.08
Miscellaneous	$526	$17,794.54
Margin	$600	$24,912.36
Total Use of Net Proceeds	$10,000	$355,890.82

Below is a percentage distribution of how we plan to spend the proceeds form this round of fundraising. These percentages are expected to be approximately the same regardless of the amount of the proceeds.

- **StartEngine.com**: 6% of the proceeds from this round of fundraising has been allocated to StartEngine.com costs and expenses.
- **Doctor Acquisition**: we expect to spend about 14% of the proceeds from this round of fundraising on bringing doctors to our marketplace. We will need to hire representatives who would meet with doctors on our behalf, introduce them

to our site, help them sign up, and enter their offers into their profile on our website.

- **Patient Acquisition**: we expect to spend about 47% of the proceeds from this round of fundraising on marketing for patient acquisition. We will primarily use social media marketing to introduce patients to our site. Our plan is to attract patients to the offers created by doctors using landing pages. Our goal is to start with directly marketing doctors' deals to patients in order to attract a group of early-adopters to our site. Once our early-adopters see the benefit in our services, we expect that word of month will draw more users to our marketplace and therefore reduce the cost of our marketing, both for representatives to sign up doctors, and for online marketing to bring patients to our site.
- **Improving the technology**: we have allocated about 7% of the proceeds from this round of fundraising to further improving our website's current functionalities and user-firendliness, as well as developing future capabilities. One example of these future capabilities the functionalities that would allow the patient to book and appointment with a doctor that they have been matched with.
- **Professional Services**: we have allocated about 12% of the proceeds from this round of fundraising to professional services such as legal and financial assistance. We will require legal assistance for business-specific literature such as Terms of Use for our website. We will also need financial assistance to streamline our accounting with doctors as well as getting us ready for future rounds of fundraising.
- **Miscellaneous**: we have allocated 5% of the proceeds from this round of fundraising to miscellaneous items that are necessary for the day-to-day operations of our business. These items include but are not limited to: travel, office supplies, temporary office spaces for meetings, server space, printed marketing materials, etc.
- **Margin**: we have allocated 8% of the proceeds from this round of fundraising to margin in order to cover any unforeseen expenses.

These percentages holds true for both the minimum to maximum.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

There will be no irregular Use Of Proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

Our aim is to become the first true medical marketplace in USA. If a near-future competitor starts in other states, then we will have to follow their footsteps and won't be the first in market. This is a risk because we believe that MagnaBid's major advantage is being "a first" - if we have to follow another business that is duplicating our business model, then we will have a hard time capturing the percentage of the direct-pay market that we are hoping to capture.

Annual Report

The company will make annual reports available at http://magnabid.com/#/investors/annualreport labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MAGNABID, INC.

[See attached]

MAGNABID, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2016

A. Stengel, Abselet & Company
Certified Public Accountants and Consultants

TABLE OF CONTENTS

	PAGE
INDEPENDENT ACCOUNTANTS' REVIEW REPORT	1
FINANCIAL STATEMENTS	
BALANCE SHEEET	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTAL INFORMATION	8-9

A. STENGEL, ABSELET & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
11400 W. OLYMPIC BLVD. SUITE 630
LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 479-7777
www.stengelcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Magnabid, Inc.
Beverly Hills, CA

We have reviewed the accompanying balance sheet of Magnabid, Inc. (an S corporation) as of December 31, 2016, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SUPPLEMENTAL INFORMATION

The accompanying Supplemental Information is not a required part of the financial statements and is presented only for purposes of additional analysis. The Supplemental Information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but were compiled from information that is the responsibility of management without audit or review. We do not express an opinion or any other form of assurance on the supplementary information.

A. Stengel, Abselet & Company

Los Angeles, CA
August 11, 2017

MAGNABID, INC.
BALANCE SHEET
DECEMBER 31, 2016
(unaudited)

ASSETS

CURRENT ASSETS		
CASH		$ 104
TOTAL CURRENT ASSETS		104
PROPERTY AND EQUIPMENT, NET		10,685
		$ 10,789

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
SHAREHOLDER LOANS		$ 24,206
TOTAL CURRENT LIABILITIES		24,206
STOCKHOLDERS' EQUITY		
CAPITAL STOCK - AUTHORIZED 10,000,000 SHARES WITH PAR VALUE $0.0001 PER SHARE; ISSUED AND OUTSTANDING, 6,000,000 SHARES	600	
RETAINED EARNINGS	(2,810)	
NET INCOME (LOSS)	(11,207)	
TOTAL STOCKHOLDERS' EQUITY		(13,417)
		$ 10,789

MAGNABID, INC.
STATEMENT OF INCOME
FOR THE PERIOD ENDED
DECEMBER 31, 2016
(unaudited)

REVENUES	
SALES	$ -
TOTAL REVENUE	-
OPERATING EXPENSES	11,207
INCOME (LOSS) BEFORE INCOME TAXES	(11,207)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (11,207)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT

MAGNABID, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED
DECEMBER 31, 2016
(unaudited)

	CAPITAL STOCK	RETAINED EARNINGS	TOTAL
BALANCE AT DECEMBER 31, 2015	600	(2,810)	(2,210)
ISSUANCE OF SHARES	-	-	-
NET INCOME (LOSS)	-	(11,207)	(11,207)
BALANCE AT DECEMBER 31, 2016	600	(14,017)	(13,417)

MAGNABID, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED
DECEMBER 31, 2016
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(11,207)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		
DEPRECIATION AND AMORTIZATION		1,675
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(9,532)
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
PURCHASE OF PROPERTY AND EQUIPMENT		(8,090)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(8,090)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
CAPITAL STOCK		-
SHAREHOLDER LOANS		17,330
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		17,330
NET INCREASE (DECREASE) IN CASH		(291)
CASH AT BEGINNING OF YEAR		395
CASH AT END OF YEAR	$	104

SUMMARY OF ACCOUNTING POLICIES

Nature of Operations
Magnabid, Inc. ("Company") is an online marketplace that connects doctors and patients, matching particular procedures and pricing a doctor provides to patients. The Company is incorporated in the state of Delaware. As of the year ended December 31, 2016 the Company website was underdevelopment and had no revenue.

The Records
The Company maintains the books and records in accordance with accounting principles generally accepted in the United States of America with a calendar fiscal year.

Concentration of Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and accounts payable. The Company believes all of the financial instruments recorded values approximate current values.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers
The Company did not have any sales as of the end of the financial reporting period.

Revenue Recognition
The Company business model is to derive revenues from a monthly fee to physicians and a commission when patients are successfully matched.

Depreciation and Amortization
Website development recorded in the balance sheet is stated at cost and depreciated using straight line depreciation with an estimated life of the asset of five years.

Income Taxes
Pursuant to the S corporation status under the Internal Revenue Code, the Company is not subject to Federal income taxes and net income is allocated to the stockholders by inclusion in their individual income tax returns. Accordingly, no liability or provision for Federal income taxes attributable to S corporation operations is included in the accompanying financial statements.

Contingencies
Company has advised that no items of potential liability are in existence.

There are no commitments outstanding for the purchase of supplies or equipment in excess of the customary amounts.

Subsequent Events
The following events occurred after the year ended December 31, 2016:

- The Company filed as a foreign corporation in the state of California in March 27, 2017. Income taxes for that state at a rate of 1.5% of taxable income, or $800, whichever is greater, will commence that year.

- The Company is raising capital via a crowd-sourcing platform at $0.35 per common share. Total funds raised as of the time of this report was $74,757. The Company anticipates use of the proceeds to fund recruiting of healthcare professionals, developing the mobile app, programming, and marketing and advertising. The increase in number of shareholders will result in termination of S corporation status.

MAGNABID, INC.

SUPPLEMENTAL INFORMATION
(UNAUDITED)

MAGNABID, INC.
COMPARATIVE SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED
(unaudited)

	12/31/2016	12/31/2015
BANK CHARGES	$ 185	$ -
DEPRECIATION	1,675	60
DUES & SUBSCRIPTIONS	428	333
MARKETING	737	550
MEALS & ENTERTAINMENT	80	-
OFFICE SUPPLIES	926	584
PARKING	26	56
POSTAGE	11	-
PRINTING	1,220	-
OUTSIDE LABOR	2,296	1,000
RENT	-	150
TAXES & LICENSES	568	47
TELEPHONE	-	30
TRAVEL	1,936	-
WEBSITE EXPENSES	1,119	-
	$ 11,207	$ 2,810

MAGNABID, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2015

A. Stengel, Abselet & Company
Certified Public Accountants and Consultants

TABLE OF CONTENTS

	PAGE
INDEPENDENT ACCOUNTANTS' REVIEW REPORT	1
FINANCIAL STATEMENTS	
BALANCE SHEEET	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTAL INFORMATION	8-9

A. STENGEL, ABSELET & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
11400 W. OLYMPIC BLVD. SUITE 630
LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 479-7777
www.stengelcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Magnabid, Inc.
Beverly Hills, CA

We have reviewed the accompanying balance sheet of Magnabid, Inc. (an S corporation) as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SUPPLEMENTAL INFORMATION

The accompanying Supplemental Information is not a required part of the financial statements and is presented only for purposes of additional analysis. The Supplemental Information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but were compiled from information that is the responsibility of management without audit or review. We do not express an opinion or any other form of assurance on the supplementary information.

A. Stengel, Abselet & Company

Los Angeles, CA
August 11, 2017

MAGNABID, INC.
BALANCE SHEET
DECEMBER 31, 2015
(unaudited)

ASSETS

CURRENT ASSETS		
CASH		$ 395
TOTAL CURRENT ASSETS		395
PROPERTY AND EQUIPMENT, NET		4,270
		$ 4,665

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
SHAREHOLDER LOANS		$ 6,875
TOTAL CURRENT LIABILITIES		6,875
STOCKHOLDERS' EQUITY		
CAPITAL STOCK - AUTHORIZED 10,000,000 SHARES WITH PAR VALUE $0.0001 PER SHARE; ISSUED AND OUTSTANDING, 6,000,000 SHARES	600	
RETAINED EARNINGS	-	
NET INCOME (LOSS)	(2,810)	
TOTAL STOCKHOLDERS' EQUITY		(2,210)
		$ 4,665

MAGNABID, INC.
STATEMENT OF INCOME
FOR THE PERIOD ENDED
DECEMBER 31, 2015
(unaudited)

REVENUES	
SALES	$ -
TOTAL REVENUE	-
OPERATING EXPENSES	2,810
INCOME (LOSS) BEFORE INCOME TAXES	(2,810)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (2,810)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT

MAGNABID, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED
DECEMBER 31, 2015
(unaudited)

	CAPITAL STOCK	RETAINED EARNINGS	TOTAL
BALANCE AT DECEMBER 31, 2014	-	-	-
ISSUANCE OF SHARES	600	-	600
NET INCOME (LOSS)	-	(2,810)	(2,810)
BALANCE AT DECEMBER 31, 2015	600	(2,810)	(2,210)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT

MAGNABID, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED

DECEMBER 31, 2015

(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(2,810)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		
DEPRECIATION AND AMORTIZATION		60
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(2,750)
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
PURCHASE OF PROPERTY AND EQUIPMENT		(4,330)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(4,330)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
CAPITAL STOCK		600
SHAREHOLDER LOANS		6,875
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		7,475
NET INCREASE (DECREASE) IN CASH		395
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	395

SUMMARY OF ACCOUNTING POLICIES

Nature of Operations
Magnabid, Inc. ("Company") is an online marketplace that connects doctors and patients, matching particular procedures and pricing a doctor provides to patients. The Company is incorporated in the state of Delaware. As of the year ended December 31, 2015 the Company website was underdevelopment and had no revenue.

The Records
The Company maintains the books and records in accordance with accounting principles generally accepted in the United States of America with a calendar fiscal year.

Concentration of Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and accounts payable. The Company believes all of the financial instruments recorded values approximate current values.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers
The Company did not have any sales as of the end of the financial reporting period.

Revenue Recognition
The Company business model is to derive revenues from a monthly fee to physicians and a commission when patients are successfully matched.

Depreciation and Amortization
Website development recorded in the balance sheet is stated at cost and depreciated using straight line depreciation with an estimated life of the asset of five years.

Income Taxes
Pursuant to the S corporation status under the Internal Revenue Code, the Company is not subject to Federal income taxes and net income is allocated to the stockholders by inclusion in their individual income tax returns. Accordingly, no liability or provision for Federal income taxes attributable to S corporation operations is included in the accompanying financial statements.

Contingencies
Company has advised that no items of potential liability are in existence.

There are no commitments outstanding for the purchase of supplies or equipment in excess of the customary amounts.

Subsequent Events
The following events occurred after the year ended December 31, 2015:

- The Company filed as a foreign corporation in the state of California in March 27, 2017. Income taxes for that state at a rate of 1.5% of taxable income, or $800, whichever is greater, will commence that year.

- The Company is raising capital via a crowd-sourcing platform at $0.35 per common share. Total funds raised as of the time of this report was $74,757. The Company anticipates use of the proceeds to fund recruiting of healthcare professionals, developing the mobile app, programming, and marketing and advertising. The increase in number of shareholders will result in termination of S corporation status.

MAGNABID, INC.

SUPPLEMENTAL INFORMATION
(UNAUDITED)

MAGNABID, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE PERIOD ENDED
DECEMBER 31, 2015
(unaudited)

DEPRECIATION	$	60
DUES & SUBSCRIPTIONS		333
MARKETING		550
OFFICE SUPPLIES		584
PARKING		56
OUTSIDE LABOR		1,000
RENT		150
TAXES & LICENSES		47
TELEPHONE		30
	$	2,810

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Magnabid is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $379K goal

Magnabid

Matching Patients with Quality Doctors

Small OPO · Beverly Hills, CA · Health Tech · US Investors Only






INVEST IN EARLY
AND GROW THEIR MONEY AS THE COMPANY GROW

Matching Patients with Quality Doctors

Magnabid is an online medical marketplace that matches patients with high quality doctors.

Patients can name their price for a medical or cosmetic procedure and get matched with a doctor's offer.

Our goal at Magnabid is to help more patients afford cash medical and cosmetic procedures by providing easier access to doctors' deals.

Built By Healthcare Professionals

Dr. Anita Sabeti created Magnabid out of her own frustration with existing medical marketing solutions. She found that health industry middlemen were prohibiting patients from securing procedures at affordable prices and doctors were stuck seeking new patients through inconvenient sites like Groupon and Yelp.

With the help of her husband and computer scientist, Ben Mansouri, and his cousin Pez Zarifian, a Systems Engineer at NASA-JPL, the three developed an online platform that gives doctors like Dr. Anita, the flexibility to customize offers based on their schedules and let patients name their price.

Magnabid currently has a community of early-adopters in Southern California and with your investment plans to gradually cover the entire United States.

How It Works

Unlike our competitors who charge doctors large sums of money to market their business, Magnabid charges doctors a small monthly fee to match them with new patients. While other marketing platform can take up to two weeks to reply to patient's bid, we keep a repository of doctors' offers and match them with a patient's bid immediately. Once a patient's bid is entered on our site, our algorithm quickly searches for compatible offer from participating doctors and instantly matches doctors' offers with the patient's bid. If there is not match, patients have the flexibility to put their bid on a "WishList" which is accessible by doctors

The Offering

Investment

$0.35/share | When you invest you are betting the company's future value will exceed $4M.

Magnabid believes in empowering patients to find their desired procedures at an affordable price while providing doctors with a truly hassle-free and low-cost platform to market their business.

What We Have Accomplished So Far

To date, we have been focused on developing our bid-to-offer matching algorithms and the development of our website. Our site is fully developed for the first phase of our functionalities: doctors can now create and manage their offers under their profile and patients can bid on their favorite medical procedures. We have also implemented our Wish List algorithm which allows the patient to keep their bid in our database if there is no immediate match for their bid.

Having gone through a successful pre-seed round, Magnabid.com is now ready for primetime! We have developed a fully functional website and have developed a user base of doctors who actively use our platform to market their business. We are currently developing a mobile app to allow patients to place bids for their favorite procedures on the go. Patients can also book appointments with doctors and get rewarded for showing up to their appointment. To date we have attended several events to promote Magnabid and meet with doctors as well as investors, including MGMA 2017 in Los Angeles, Collision in New Orleans, and Startup Grind in San Francisco.

We are currently opening our seed round with the goal of putting the finishing touches on our technology and reaching out to more doctors and patients. Our goal is to provide a world-class customer service to our doctors and become the most value-added online marketplace for our patients.


MAGNA
Bid
An online marketplace
where patients are
matched with doctors

Our Market Traction and Previous Success

We successfully raised $121,392.60 during our pre-seed round in the second quarter of 2017 which allowed us to grow our business in many areas. Here is a list of what we have accomplished using the proceeds from our pre-seed round:

- Completion of our website with functionality for doctors to create offers and for patients to bid on medical procedures
- Development of our our mobile app underway to provide patients with all that Magnabid has to offer, on the go!
- Architecture of new and improved matching algorithms that allows us to match patients with doctors' offers faster and more efficiently
- Signup of 53 doctors in Los Angeles and creating 100s of matches between patients and doctors' offers
- Representation at several events to promote MagnaBid.com to doctors and prospective partners

MAGNABID.COM



Not Secure www.magnabid.com
MAGNA Bid
Why Magnabid?
PROVIDER LOGIN
PATIENT LOGIN
Matching you with Quality Doctors within 15 miles of LOS ANGELES
All
Click here to select a dental service
Name your Price
GET STARTED
Choose Popular Medical Procedures
Take the Tour

Doctor's Dashboard



Not Secure www.magnabid.com/#/provider/dashboard
MAGNA Bid
My Matches
My Offers
Profile
Reports
Settings
ADD AN OFFER
Min Price:
$ 500
Facelift IPL
Min Price:
$ 260
Acne Treatments Laser Theraclear - 1 Session
Min Price:
$ 400
Acne Treatments Laser Theraclear - 6 Sessions
Min Price:
$ 100
Acupuncture One Treatment

Patient's Dashboard



MAGNA Bid
$100 - Acne Treatments
Dr Ben
$100 - Acne Treatments
Dr Ben 1
$105 - Acne Treatments
Dr Ben

What Makes Magnabid Different

From the beginning, we aimed to create a website that would truly benefit both patients and doctors - Magnabid was created by a doctor, for doctors, and for the benefit of patients. Our site is 100% free for the patients, which allows them to place their bids as soon as they sign up using their (validated) cell phone number. Our medical board conducts a thorough background check of the doctors who sign up with us in order to ensure that only certified providers can offer their procedures through our site. When a match is made, the doctor and the patient receive each other's contact information and the patient can make an appointment with the doctor using our website or our mobile app. Patients will receive reward points for showing up to their appointments which they can exchange for discounts at future doctor visits. Doctors only pay a small monthly fee for marketing their business using our site which allows them to reduce the cost of their marketing and in turn grow their business. Our introductory fee for doctors is $100/month.

1. Magnabid uses instant smart match
Patients instantly see the result of their bids and doctors are instantly notified when a match is made

2. Magnabid is easy to use
Doctors can create a profile in seconds and set up their offers immediately. Patients only need a valid phone number to place a bid

3. Magnabid is free to signup
No cancellation fees and no hidden fees. Doctors can stop and restart their subscription at any time.

4. Magnabid is affordable
Doctors only pay a small monthly fee which is waived if they are not matched with any patients

5. Magnabid is flexible
Doctors have full control over their offers. They can turn their offers on, off, or modify their terms at any time to fill gaps in their schedule.

6. Magnabid is confidential
Doctors' offers will only be see by patients who have been matched with it

"Trust and quality have been our core values. We wanted to create a trusted community between patients and doctors, where patients feel comfortable with the quality of care and doctors find more 'cash-based' patients at their offices."

Ben Mansouri
CTO & Treasurer
Speaking with Voyage LA

Current Procedures Patients Can Find on Magnabid.com

Cosmetics
Botox
Facelift
Breast Implants
Hair Removal
Tummy Tuck
Facial Treatments

Dental
Teeth Cleaning
Teeth Whitening
Dental Implants
Invisalign
Porcelain Veneer
Dental Filling

Medical
Botox
Facelift
Breast Implants
Hair Removal
Tummy Tuck
Facial Treatments

Mental Health
Hypnosis
Therapy Sessions
Tova Test
Bio Feedback

Vision
LASIK
Astigmatic Keratotomy
Eye Exam
Cataract

Weight Loss
Cool-sculpting
Liposuction
Ultrasonic Lipoplasty
Weight Loss Surgery

Our Market and Industry

According to PricewaterhouseCoopers, the U.S. healthcare market was a $2.8 trillion dollar market, and according to Centers for Medicare and Medicaid Services:

- After 5.3% growth in 2014, national health spending is projected to have grown 5.5% in 2015.
- The national health spending is projected to grow at an average rate of 5.6% per year for 2016 to 2025.

Based on these estimates, we calculate the size of the healthcare market to be $3.1 trillion today, and to grow to $5.1 trillion by 2025


Historic and Projected Growth in the Healthcare Market
U.S. BILLION
6
5
4
3
2
1
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR

The size of the healthcare market was predicted using data found on PwC Health Research Institute's website.

PwC's Health Research Institute predicts that this market will soon undergo significant changes by disruptive technologies similar to those that reshaped the retail, banking and travel markets. The same report also suggests that healthcare providers should consider payments as a way to differentiate themselves, noting that retailers, airlines, restaurants and others have used payments to attract customers and build consumer trust, loyalty and satisfaction. Examples of these novel payment methods include Amazon.com's one-click shopping and Walmart's WalmartPay.

Source

Why Now Is The Best Time For Magnabid.com?


Average Family Premium as a Percentage of Median Family Income, 1999-2020
% of Median Family Income
30%
25%
20%
15%
10%
5%
0%
11% 12% 13% 14% 16% 17% 18% 18% 18% 18% 18% 19% 19% 19% 20% 20% 21% 21% 22% 22% 23% 24%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Year

Source: Commonwealth Fund calculations based on Kasier/HRET, 1999-2008 MERS-IC; U.S. Census Bureau, Current Population Survey; Congressional Budget Office.

Why Now?

Now more than ever, the doctor-patient community is in need of Magnabid.com. With the rising cost of insurance premiums and deductibles, our nation is in need of a more efficient system to remove the middleman and directly connect patients to doctors. The dizzying rise in the cost of health care has reduced the purchasing power of many lower and middle class families. Thereby, impacting their quality of life, which is what the health care system was meant to help sustain in the first place! At the same time so many necessary procedures are labeled as "cosmetic" (e.g. LASIK, breast reduction surgery, ENT procedures related to snoring, etc.) by insurance companies and not covered. Many patients are incapable of paying for these expensive procedures out of pocket unless they are able to find an affordable offer from a doctor directly.

On the other side of this equation are the doctors in our community whose businesses are suffering from obscene marketing costs, forcing many to hustle to do side jobs only to maintain their business. The cost of inefficient marketing platforms has been skyrocketing, despite the obvious lack of benefit to both doctors' businesses and patients' ability to systematically find affordable procedures.


California Patients Annual Out-of-Pocket Spending on Physicians and Clinics
$ Billions
0
1
2
3
4
5
6
7
8
9
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Year

Source: Centers for Medicare and Medicaid Services, Office of the Actuary, National Health Statistics Group.

The Media's View On The Future Of Our Business Model

On January 26, 2017, an article in Times magazine noted: "Nowadays many of the people seeking cash-based care are middle-class Americans with high-deductible insurance plans. For a patient with an $11,000 family deductible, for example, it might make more sense to seek out a cash-based center."

The same article also mentioned: "With the Affordable Care Act on the chopping block, many experts expect the free-market model to take off. While congressional Republicans have yet to produce a viable replacement for the Obama Administration's health care law, almost any change is likely to result in more Americans' choosing high-deductible insurance plans, which would help fuel the cash-based marketplace for years to come."

Source

Magnabid aims to serve cash-only physicians as well as those who have direct-pay deals for their patients. However it is interesting to note that according to an article on the Southern California Public Radio (SCPR) website "[the number of cash-only physicians] have been growing by 25 percent a year over the past four years." This trend suggests a shift away from traditional doctor-insurance-patient relationship towards a direct doctor-patient only relationship.

Our Team



Ben Mansouri, CTO (right) and Pez Zarifian, CEO (right) at StartEngine workshop

FAQ

Q: Is this your first round of raising capital?
A: No, This is the second round. The first round has been closed for 122K in July 2017 (25% over our expected amount)

Q: What were the accomplishments from last round?
A: We have built our sales taskforce and have extended the number of providers, Invested in building the mobile app (We will have the mobile app ready for patients in coming weeks), and we have added new functionalities to our technology.

Q: I see that you have plans to add provider sales force and some consumer-focused advertisement. How much is the projected expense
A: We will spend %60 of raised capital for Patient marketing and %20 for Doctor marketing.

Q: Is your website functioning yet? Is it functioning on mobile?
A: Yes, the website is fully functioning and it is mobile friendly. Mobile apps are also in testing mode and they will be available to patients soon.

Q: It seems this is relatively centralized in California, how do you propose to reach out medical professionals in other states?
A: Yes, we are planning to expand our services to New York and Florida by end of 2018 and gradually reaching out to other states in 2019.

November 2015

Company Formed

Magnabid was incorporated as a Delaware S-Corporation

May 2016



Introduced to Los Angeles Doctors at DoctorCpr

Team presented Magnabid site to over 200 Doctors at event and started doctor Signup

June 2016



Launch of MagnaBid's private beta site

We launched our private beta site with the primary functionalities.

December 2016



Launched version 1.2

Improved look and feel of main page. Added new search functionalities, Doctor Reporting functionalities, ...

March 2017

Beginning of our pre-seed fundraising with StartEngine

Our company sought $100K from everyday investors for our pre-seed round to fund our proof-of-concept activities. We overshot our $100K goal and closed the round at $121K.

April 2017


MAGNA Bid
An online marketplace where patients are matched with doctors

Build Up Medical Marketing and Sales team

Start Marketing and add doctors to our network in Los Angeles Metropolitan Area

October 2017

MGMA 2017

Magnabid Got Introduced at MGMA-2017

January 2018

Our Second Raise

We begin our second raise with StartEngine.

March 2018



Start marketing and advertising for Patients

Start heavily with Social Media, Paid Social media, PR, etc... to put Magnabid on the map for patients (ANTICIPATED)

Meet Our Team



Dr. Anita Sabeti

President

Dr. Anita Sabeti has been Magnabid's president and Medical director since Inception. She is a prestigious, board-certified pediatrician and prior to joining Magnabid, Anita was president of Luminix- Teen Skin Centers where Laser Technologies was used to help countless teenagers with skin problems. She is an attending at Cedars Sinai Medical Center and worked as voluntary attending at Women's and Children's Hospital, Los Angeles. Anita is a graduate of LAC-USC pediatric residency program. Positions and offices held within the past three years: - Luminix Teen Skin Center, President, 2012-President - Best Care Pediatrics, President, 2005-Present



Ben Mansouri

CTO, Treasurer

Ben Mansouri is Magnabid's full-time CTO and Treasurer since Inception and is a technology veteran with over 25 years of experience in developing software solutions for a wide range of companies. Prior to Magnabid, Ben has managed several software consulting companies and he has run Business Intelligence teams for companies such as SlickDeals, VCA, PeopleMedia. Ben pioneered PC software engineering programs in Iran and was named one of the best CTOs under 30. Positions and offices held within the past three years: - Synergy Technology, CTO, 2011-President



Pez Zarifian

CEO, CFO, Chairman of the Board, Secretary

Pez Zarifian is Magnabid's CEO and Diretor since Inception and a systems engineer at NASA's Jet Propulsion Laboratory (JPL). He has led a number of highly complex software development projects at JPL and other companies. While working at JPL, Pez orchestrated a small team to develop a prototype for a programmable educational robot for kids, called Quiby. Before joining JPL, Pez worked at University of Southern California's (USC's) Information Sciences Institute (ISI) , where he contributed to a number of technical projects. Pez is a USC graduate at Viterbi School of Engineering. Positions and offices held within the past three years: - Trapezoid Inc., CEO, 2016-Present



Rouzbeh Ahmadian, M.D

Meidcal and Business advisor

Dr. Rouzbeh Ahmadian is a Healthcare and MedTech consultant at McKinsey & Company. Rouzbeh has more than a decade of experience in clinical medicine with specialty training in general surgery and radiology. Rouzbeh is also a biomedical engineer and inventor with R&D expertise in customized medical device production using 3D printing. Since his MBA training at Northwestern Kellogg School of Management, Rouzbeh has been involved in MedTech entrepreneurship and venture capital, and has served as a technical adviser to several startups.

Offering Summary

Maximum 1,081,735 shares of Class A Non-Voting Stock ($378,607.25)

Minimum 28,571 shares of Class A Non-Voting Stock ($9,999.85)

Company	Magnabid, Inc.
Corporate Address	9735 Wilshire Blvd. Unit #123 Beverly Hills, CA 90212
Description of Business	An online marketplace connecting doctors and patients
Type of Security Offered	Shares of Class A Non-Voting Stock
Purchase Price of Security Offered	$0.35
Minimum Investment Amount (per investor)	$350

Irregular Use of Proceeds

There will be no irregular Use Of Proceeds

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3 Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video #1: Save up to 80% on cosmetic and dental procedures

Healthcare costs have gone through the roof.

And when a procedure isn't covered by insurance, just thinking about the cost can be scary.

We can name our price and find the cheapest rates for hotels and flights on Priceline. Why isn't there a similar technology for medical services not covered by insurances?

Now there is!It is called MagnaBid!

MagnaBid lets you name the price you want to pay for a medical procedure, and matches you with a doctor in your area that is willing to take your "bid".

Our technology is revolutionizing the healthcare industry to help you access the best medical services at the lowest cost.

Our medical board handpicks the best providers so you can be sure you're not getting matched with Joe the Doctor who does root canals out of his '89 Corolla!

Best of all, our service is free. Just go to our website choose your desired medical service,

place your bid, and save money!

Video #2: Invest in Magnabid

Small investors now can invest in early stage of companies and grow their money as the company grows.

Invest in a startup that will change the way patients and doctors connect.

Magnabid is offering a very limited shares of the company to the public. Go to www.magnabid.com and become part of our early stage investors.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MAGNABID, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF DECEMBER, A.D. 2017, AT 3:56 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE

5884148 8100
SR# 20177828559

Authentication: 202005103
Date: 01-20-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:56 PM 12/28/2017
FILED 03:56 PM 12/28/2017
SR 20177828559 - File Number 5884148

CERTIFICATE OF AMENDMENT

OF

MAGNABID, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of MAGNABID, INC. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

ARTICLE IV: CAPITAL STOCK.

The total number of shares of all classes of stock that the Corporation has authority to issue is 11,428,572, consisting of (A) 10,000,000 shares of Common Stock, $0.0001 per share and (B) 1,428,572 shares of Class A Nonvoting Stock, $0.0001 per share. The Class A Nonvoting Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate of Amendment, all shares of the Class A Nonvoting Stock of the Corporation are hereby designated "**Class A Nonvoting Stock**".

A. COMMON STOCK.

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the unanimous written consent of the Board of Directors, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. **Dividends**. The holders of the Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

3. **Distributions**. The holders of the Common Stock and the Class A Nonvoting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in

proportion to the number of Common Stock and Class A Nonvoting Stock held by each, with each share being proportionally equal in relation to the sum of the two classes.

4. **Issuance.** Common Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

B. CLASS A NONVOTING STOCK.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Class A Nonvoting Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Same Rights as Common Stock.** Except with respect to voting rights and as specifically provided in this Certificate of Amendment, holders of the Class A Nonvoting Stock shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the Common Stock.

2. **No Voting Rights.** Except as required by the Delaware General Corporation Law or this Certificate of Amendment, Class A Nonvoting Stock shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation.

3. **Dividends.**

3.1. The holders of the Class A Nonvoting Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

3.2. Notwithstanding Section 3.1, no dividend will be paid or authorized and set apart for payment on any Class A Nonvoting Stock for any period unless the Corporation has paid or authorized and set aside for payment in the same period, or contemporaneously pays or authorizes and sets aside for payment, an equal amount to be paid as a dividend on the Common Stock.

4. **Distributions.** The holders of the Common Stock and the Class A Nonvoting Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the shareholders, ratably in proportion to the number of Common Stock and Class A Nonvoting Stock held by each, with each share being proportionally equal in relation to the sum of the two classes.

5. **Issuance.** Class A Nonvoting Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the Chairman of the Board of Directors of the Corporation, has executed, signed, and acknowledged this Certificate of Amendment this 27th day of December, 2017.

Pez Zarifian, Chairman of the Board